UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: November 6, 2015

Commission file number 1-12874

TEEKAY CORPORATION

(Exact name of Registrant as specified in its charter)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1 — Information Contained in this Form 6-K Report

Included in this Report is selected financial information as at and for the three months ended September 30, 2015 and 2014, the six months ended June 30, 2015 and 2014 and the 12 months ended June 30, 2015 relating to (a) Teekay Corporation on a consolidated basis and (b) Teekay Parent (representing Teekay Corporation and its subsidiaries other than its three publicly-traded subsidiaries Teekay LNG Partners L.P., Teekay Offshore Partners L.P. and Teekay Tankers Ltd). All amounts are in U.S. Dollars.

Third Quarter 2015 and 2014 Summary Financial Results

The following table reflects certain financial information of (a) Teekay Corporation on a consolidated basis and (b) Teekay Parent, in each case as of and for the three months ended September 30, 2015 and 2014. Our independent public accounting firm has not completed its review of the financial information and, therefore, it remains subject to revision as we prepare our financial statements as of and for the three month ended September 30, 2015. This information is not a comprehensive statement of our financial results for the three months ended September 30, 2015, and our actual results may differ materially from these estimates as a result of the completion of our financial closing procedures, final adjustments and other developments arising between now and the time that our financial results for the three months ended September 30, 2015 are finalized.

(in thousands of U.S. dollars)	Three Months Ended or As Of Sept. 30, 2015	Three Months Ended or As Of Sept. 30, 2014
TEEKAY CORPORATION CONSOLIDATED
Revenues	611,617	490,183
Income from Vessel Operations	161,177	88,389
Net Income (Loss)	(16,616)	87,824
Adjusted EBITDA (1)	343,217	245,604
Cash and Cash Equivalents	789,699	705,896
Total Debt	7,443,446	7,260,040
Net Debt (2)	6,653,747	6,554,144
Adjusted Net Debt (2), (3)	6,670,164	—

TEEKAY PARENT
Revenues (4)	98,500	105,902
Income from Vessel Operations (4)	1,251	(27,366)
Net Income (Loss) (4)	(16,844)	(44,978)
Adjusted EBITDA (1)	63,435	28,594
Pro Forma Adjusted EBITDA (5)	74,317	—
Cash and Cash Equivalents (2)	303,889	337,509
Total Debt (2)	986,385	1,746,983
Net Debt (2)	682,496	1,409,474
Adjusted Net Debt (2), (3)	698,913	—

*	Notes are included further below this table.

The increase in Teekay Corporation’s consolidated Revenue, Income from Vessel Operations and Adjusted EBITDA for the quarter ended September 30, 2015 compared with the corresponding quarter of 2014 was primarily due to the commencement of operations of the Knarr FPSO unit during 2015 and higher average spot tanker TCE rates in the third quarter of 2015 compared to the third quarter of 2014.

The decrease in Teekay Corporation’s GAAP net income for the quarter ended September 30, 2015 compared with the corresponding quarter of 2014 was primarily due to larger unrealized, non-cash losses on derivative instruments and foreign exchange of $85.9 million for the quarter ended September 30, 2015 compared with gains of $46.2 million for the corresponding quarter of 2014, partially offset by the commencement of operations of the Knarr FPSO unit during 2015 and higher average spot tanker TCE rates in the third quarter of 2015 compared to the third quarter of 2014.

The increase in Teekay Parent’s consolidated Revenue, Income from Vessel Operations and Adjusted EBITDA for the quarter ended September 30, 2015 compared with the corresponding quarter of 2014 was primarily due to (a) $13.9 million of business development fees received from Teekay Offshore in connection with the Knarr FPSO, UMS and towage transactions for the three months ended September 30, 2015, (b) $3.2 million of fees earned during the three months ended September 30, 2015 from managing vessel transactions for Tanker Investment Ltd.’s (TIL) and (c) the balance is a combination of the Petrojarl Banff FPSO unit recommencing operations during the third quarter of 2014, higher production on the Petrojarl Foinaven FPSO unit and higher average spot tanker TCE rates.

The decrease in Teekay Parent’s GAAP net loss for the quarter ended September 30, 2015 compared with the corresponding quarter of 2014 was primarily due to $13.9 million of business development fees received from Teekay Offshore in connection with the Knarr FPSO, UMS and towage transactions for the three months ended September 30, 2015, $3.2 million of fees earned during the three months ended September 30, 2015 from managing vessel transactions for TIL and the balance is a combination of the Petrojarl Banff FPSO unit recommencing operations during the third quarter of 2014, higher production on the Petrojarl Foinaven FPSO unit and higher average spot tanker TCE rates.

(1)	Adjusted EBITDA is a non-GAAP measure. EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before restructuring charges, unrealized foreign exchange gain (loss), loss on notes repurchased, asset impairments, loan loss provisions, net gain (loss) on sale of vessels and equipment, amortization of in-process revenue contracts, unrealized losses (gains) on derivative instruments, realized losses (gains) on interest rate swaps and interest rate swap amendments and terminations, write-down of equity-accounted-for investments and share of the above items in non-consolidated joint ventures. The following tables reconcile Adjusted EBITDA to net income (loss) for Teekay Corporation on a consolidated basis and for Teekay Parent:

Teekay Consolidated Adjusted EBITDA reconciliation

	Three months ended September 30,
(in thousands)	2015	2014
Income statement data:
Reconciliation of EBITDA and Adjusted EBITDA to Net income (loss)
Net income (loss)	$(16,616)	$87,824
Income tax (expense) recovery	2,450	3,111
Depreciation and amortization	130,812	106,835
Interest expense, net of interest income	60,289	49,420

EBITDA	$176,935	$247,190

Restructuring charges	$3,994	$2,665
Foreign exchange (gain) loss	20,218	(19,497)
Loss on notes repurchased	—	—
Asset impairments, loan loss provisions and net loss (gain) on sale of vessels and equipment	—	3,542
Amortization of in-process revenue contracts	(6,456)	(10,410)
Unrealized losses (gains) on derivative instruments	65,683	(26,748)
Realized losses on interest rate swaps	26,858	32,107
Realized losses (gains) on interest rate swap amendments and terminations	10,876	—
Write-down of equity-accounted for investments	—	—
Items related to non-consolidated joint ventures	45,109	16,755

Adjusted EBITDA	$343,217	$245,604

Reconciliation of Adjusted EBITDA to Net operating cash flow
Net operating cash flow	$277,666	$89,635
Expenditures for drydocking	19,859	30,917
Interest expense, net of interest income	60,289	49,420
Change in non-cash working capital items related to operating activities	(77,125)	(27,513)
Equity (loss) income, net of dividends received	(29,152)	32,543
Other (loss) income	4,843	19,075
Restructuring charges	3,994	2,665
Realized losses on interest rate swaps	26,858	32,107
Realized losses on interest rate swap resets and terminations	10,876	—
Items related to non-consolidated joint ventures	45,109	16,755

Adjusted EBITDA	$343,217	$245,604

Teekay Parent Adjusted EBITDA reconciliation

	Three months ended September 30, 2015 (unaudited)
	Teekay Consolidated	Public Subsidiaries	Adjustments	Teekay Parent
Income Statement Data:
Reconciliation of EBITDA and Adjusted EBITDA to Net Income (Loss)
Net income (loss)	$(16,616)	$(10,700)		$(5,916)
Interest expense, net of interest income	60,289	47,689		12,600
Income tax expense (recovery)	2,450	(621)		3,071
Depreciation and amortization	130,812	112,699		18,113

EBITDA	$176,935	$149,067	$—	$27,868

Cash distributions from public subsidiaries	$—	$—	$(45,294)	$45,294
Restructuring charges	3,994	3,994		—
Foreign exchange (gain) loss	20,218	28,045		(7,827)
Amortization of in-process revenue contracts	(6,456)	(1,184)		(5,272)
Unrealized losses (gains) on derivative instruments	65,683	65,940		(257)
Realized losses on interest rate swaps	26,858	24,677		2,181
Realized losses on interest rate swap amendments and terminations	10,876	10,876		—
Items related to non-consolidated joint ventures	45,109	43,661		1,448

Adjusted EBITDA	$343,217	$325,076	$(45,294)	$63,435

Reconciliation of Adjusted EBITDA to net operating cash flow
Net operating cash flow	$277,666	$251,671		$25,995
Expenditures for drydocking	19,859	19,817		42
Interest expense, net of interest income	60,289	47,689		12,600
Change in non-cash working capital items related to operating activities	(77,125)	(65,183)		(11,942)
Equity (loss) income, net of dividends received	(29,152)	(34,808)		5,656
Other income	4,843	22,682		(17,839)
Restructuring charges	3,994	3,994		—
Realized losses on interest rate swaps	26,858	24,677		2,181
Realized losses on interest rate swap resets and terminations	10,876	10,876		—
Items related to non-consolidated joint ventures	45,109	43,661		1,448
Cash distributions from public subsidiaries	—	—	(45,294)	45,294

Adjusted EBITDA	$343,217	$325,076	$(45,294)	$63,435

	Three months ended September 30, 2014 (unaudited)
	Teekay Consolidated	Public Subsidiaries	Adjustments	Teekay Parent
Income Statement Data:
Reconciliation of EBITDA and Adjusted EBITDA to Net Income (Loss)
Net income (loss)	$87,824	$132,802		$(44,978)
Interest expense, net of interest income	49,420	37,944		11,476
Income tax expense (recovery)	3,111	1,954		1,157
Depreciation and amortization	106,835	85,519		21,316

EBITDA	$247,190	$258,219	$—	$(11,029)

Cash distributions from public subsidiaries	$—	$—	$(43,650)	$43,650
Restructuring charges	2,665	2,231		434
Foreign exchange (gain) loss	(19,497)	(22,258)		2,761
Asset impairments, loan loss provisions and net loss (gain) on sale of vessels and equipment	3,542	4,759		(1,217)
Amortization of in-process revenue contracts	(10,410)	(3,490)		(6,920)
Unrealized losses (gains) on derivative instruments	(26,748)	(19,997)		(6,751)
Realized losses on interest rate swaps	32,107	26,416		5,691
Items related to non-consolidated joint ventures	16,755	14,780		1,975

Adjusted EBITDA	$245,604	$260,660	$(43,650)	$28,594

Reconciliation of Adjusted EBITDA to net operating cash flow
Net operating cash flow	$89,635	$91,426		$(1,791)
Expenditures for drydocking	30,917	29,665		1,252
Interest expense, net of interest income	49,420	37,944		11,476
Change in non-cash working capital items related to operating activities	(27,513)	10,867		(38,380)
Equity (loss) income, net of dividends received	32,543	35,425		(2,882)
Other income	19,075	11,906		7,169
Restructuring charges	2,665	2,231		434
Realized losses on interest rate swaps	32,107	26,416		5,691
Items related to non-consolidated joint ventures	16,755	14,780		1,975
Cash distributions from public subsidiaries	—	—	(43,650)	43,650

Adjusted EBITDA	$245,604	$260,660	$(43,650)	$28,594

(2)	Net Debt is a non-GAAP measure and represents current and long-term debt less cash and cash equivalents. The following table reconciles net debt and adjusted net debt to total debt of Teekay on a consolidated basis and of Teekay Parent, both individually and with respect to each other.

(in thousands of U.S. Dollars)	As at September 30, 2015			As at September 30, 2014
	Teekay Corporation Consolidated	Public Subsidiaries	Teekay Parent	Teekay Corporation Consolidated	Public Subsidiaries	Teekay Parent
Total Debt	7,443,446	6,457,061	986,385	7,260,040	5,513,057	1,746,983
Less: Cash and Cash Equivalents	(789,699)	(485,810)	(303,889)	(705,896)	(368,387)	(337,509)
Net Debt	6,653,747	5,971,251	682,496	6,554,144	5,144,670	1,409,474
Add: Adjustments (3)	16,417	—	16,417	—	—	—
Adjusted Net Debt	6,670,164	5,971,251	698,913	6,554,144	5,144,670	1,409,474

(3)	Adjusted Net Debt is a non-GAAP measure and represents current and long-term debt less cash and cash equivalents. Adjusted Net Debt of Teekay Corporation on a consolidated basis and of Teekay Parent as at September 30, 2015 is presented on a pro forma basis after giving effect to (a) our $122.8 million repayment at maturity of Teekay Corporation’s Norwegian Kroner bonds due October 2015 and an associated cross currency rate swap, (b) the receipt of the estimated net proceeds of this offering of $195.6 million and (c) the use of approximately $96.5 million of such net proceeds to repay a portion of our outstanding debt under our $500 million revolving credit facility.

(4)	The following table sets forth revenue, income from vessel operations and net loss of Teekay on a consolidated basis, Teekay’s publicly-traded subsidiaries (Teekay Offshore, Teekay LNG and Teekay Tankers) and Teekay Parent:

(in thousands of U.S. Dollars)	Teekay Consolidated	Public Subsidiaries	Consolidation Adjustments	Teekay Parent
Three Months Ended September 30, 2015
Revenue	611,617	537,838	(24,721)	98,500
Income from Vessel Operations	161,177	158,458	1,468	1,251
Net Income (Loss)	(16,616)	229	(1)	(16,844)
Three Months Ended September 30, 2014
Revenue	490,183	412,688	(28,407)	105,902
Income from Vessel Operations	88,389	114,225	1,530	(27,366)
Net Income (Loss)	87,824	132,775	27	(44,978)

(5)	Teekay Parent’s Pro Forma Adjusted EBITDA for the three months ended September 30, 2015 is presented on a pro forma basis after giving effect to its receipt of common unit distributions relating to that quarter declared on the $300 million of common units issued by Teekay Offshore to Teekay Parent as part of Teekay Offshore’s acquisition of the Knarr FPSO unit from Teekay Corporation on July 1, 2015.

Non-GAAP Reconciliations for Six Months Ended June 30, 2015 and 2014 and Twelve Months ended June 30, 2015

	Six months ended June 30,	Six months ended June 30,	Twelve months ended June 30,
	2014	2015	2015
(in thousands)	(unaudited)	(unaudited)	(unaudited)
Teekay Corporation (consolidated)
EBITDA(1)	342,910	610,753	1,026,624
Adjusted EBITDA(1)	487,401	664,208	1,214,091
Cash interest expense(2)			371,036

Twelve months ended June 30,
Teekay Parent
EBITDA(1)	$(24,208)
Adjusted EBITDA(1)	197,198
Cash interest expense(2)	55,421

(1)	The following table reconciles Teekay Corporation’s historical consolidated EBITDA and Adjusted EBITDA to net income (loss), and Teekay Corporation’s historical consolidated Adjusted EBITDA to net operating cash flow.

			Historical consolidated
			Six months ended June 30,	Six months ended June 30,	Twelve months ended June 30,
(in thousands)			2014	2015	2015
Income statement data:
Reconciliation of EBITDA and Adjusted EBITDA to Net income (loss)
Net income (loss)			$33,675	$259,088	$349,415
Income tax expense (recovery)			5,991	(243)	3,939
Depreciation and amortization			206,831	240,903	456,976
Interest expense, net of interest income			96,413	111,005	216,294

EBITDA			$342,910	$610,753	$1,026,624

Restructuring charges	$	$	$395	$8,384	$17,815
Foreign exchange (gain) loss			2,940	(15,906)	(32,377)
Loss on notes repurchased			—	—	7,699
Asset impairments, loan loss provisions and net loss (gain) on sale of vessels and equipment			(11,974)	14,353	15,056
Amortization of in-process revenue contracts			(20,036)	(12,149)	(33,052)
Unrealized losses (gains) on derivative instruments			62,159	(45,120)	(6,783)
Realized losses on interest rate swaps			60,245	55,094	120,273
Realized losses (gains) on interest rate swap amendments and terminations			(1,000)	—	2,319
Write-down of equity-accounted for investments			—	—	—
Items related to non-consolidated joint ventures(a)			51,762	48,799	96,417

Adjusted EBITDA			$487,401	$664,208	$1,214,091

Reconciliation of Adjusted EBITDA to Net operating cash flow
Net operating cash flow			$201,529	$336,314	$581,102
Expenditures for drydocking			24,217	11,102	61,264
Interest expense, net of interest income			96,413	111,005	216,294
Change in non-cash working capital items related to operating activities			(7,199)	54,303	871
Equity (loss) income, net of dividends received			54,577	14,667	54,816
Other (loss) income			6,462	24,540	62,919
Restructuring charges			395	8,384	17,815
Realized losses on interest rate swaps			60,245	55,094	120,273
Realized losses on interest rate swap amendments and terminations			(1,000)	—	2,319
Items related to non-consolidated joint ventures(a)			51,762	48,799	96,417

Adjusted EBITDA			$487,401	$664,208	$1,214,091

(a)	Equity income from non-consolidated joint ventures is adjusted for income tax expense (recovery), depreciation and amortization, interest expense, net of interest income, foreign exchange loss (gain), amortization of in-process revenue contracts, and unrealized and realized (gains) losses on derivative instruments

The following table reconciles for (a) Teekay Corporation on a consolidated basis and (b) Teekay Parent, both individually and with respect to each other, (i) Teekay’s consolidated and Teekay Parent’s EBITDA and Adjusted EBITDA to net income (loss), each on an historical and as adjusted basis, and (ii) Teekay’s consolidated and Teekay Parent’s Adjusted EBITDA to net operating cash flow, each on an historical and as adjusted basis. Teekay Parent’s numbers, which are not calculated or presented in accordance with GAAP, are reconciled to Teekay’s consolidated numbers for the 12 months ended June 30, 2015, which are the financial measures most directly comparable to GAAP measures.

	As adjusted
	Twelve months ended June 30, 2015 (unaudited)
(in thousands)	Teekay consolidated	Public subsidiaries	Adjustments	Teekay Parent
Income statement data:
Reconciliation of EBITDA and Adjusted EBITDA to Net income (loss)
Net income (loss)	$349,415	$474,849	$33,838	$(159,272)
Interest expense, net of interest income	216,294	153,191	9,010	54,093
Income tax expense (recovery)	3,939	9,018	(7,851)	2,772
Depreciation and amortization	456,976	356,448	22,329	78,199

EBITDA	$1,026,624	$993,506	57,326	$(24,208)

Cash distributions from public subsidiaries(11)	$—	$—	$(185,702)	$185,702
Restructuring charges	17,815	8,720	—	9,095
Foreign exchange (gain) loss	(32,277)	(28,674)	(36,651)	33,048
Loss on notes repurchased	7,699	7,699	—	—
Asset impairments, loan loss provisions and net loss (gain) on sale of vessels and equipment	15,056	15,991	—	(935)
Amortization of in-process revenue contracts	(33,052)	(16,927)	—	(16,125)
Unrealized losses (gains) on derivative instruments	(6,783)	(4,222)	2,039	(4,600)
Realized losses on interest rate swaps	120,273	96,235	18,229	5,809
Realized losses (gains) on interest rate swap amendments and terminations	2,319	—	—	2,319
Items related to non-consolidated joint ventures	96,417	89,324	—	7,093

Adjusted EBITDA	$1,214,091	$1,161,652	$(144,759)	$197,198

Reconciliation of Adjusted EBITDA to Net operating cash flow
Net operating cash flow	$581,102	$602,126	$33,325	$(54,349)
Expenditures for drydocking	61,264	54,169	—	7,095
Interest expense, net of interest income	216,294	153,191	9,010	54,093
Change in non-cash working capital items related to operating activities	871	46,863	10,307	(56,299)
Loss on notes repurchased	7,699	7,699	—	—
Equity income (loss), net of dividends received	54,816	65,889	—	(11,073)
Other income	55,221	37,437	(29,928)	47,712
Restructuring charges	17,815	8,720	—	9,095
Realized losses on interest rate swaps	120,273	96,235	18,229	5,809
Realized losses (gains) on interest rate swap amendments and terminations	2,319	—	—	2,319
Items related to non-consolidated joint ventures	96,417	89,324	—	7,093
Cash distributions from public subsidiaries(11)	—	—	(185,702)	185,702

Adjusted EBITDA	$1,214,091	$1,161,652	$(144,759)	$197,198

(2)	Cash interest expense represents total interest expense less interest income and amortization of capitalized loan costs plus capitalized interest and realized losses on interest rate swaps and cross currency rate swaps.

The following table reconciles cash interest expense, a non-GAAP financial measure, to interest expense, the most directly comparable GAAP financial measure, for Teekay Corporation on both a historical consolidated and as adjusted basis:

	Teekay consolidated
	Twelve months ended June 30, 2015
	(unaudited)
(in thousands)	Historical	Adjustments	As adjusted
Interest expense	$223,274	$570	$223,844
Interest income	(6,980)		(6,980)
Capitalized interest	42,418		42,418
Realized losses on interest rate swaps	122,592		122,592
Realized losses on cross currency rate swaps	11,600		11,600
Amortization of capitalized loan costs	(22,438)		(22,438)

Cash interest expense	$370,466	$570	$371,036

The following table reconciles cash interest expense to interest expense of Teekay on a consolidated basis and of Teekay Parent, both individually and with respect to each other, each on an as adjusted basis.

	Twelve months ended June 30, 2015
	(unaudited)
	Teekay	Public	Teekay
(in thousands)	consolidated, as adjusted	subsidiaries, as adjusted	Parent, as adjusted
Interest expense	$223,844	$166,654	$57,190
Interest income	(6,980)	(3,926)	(3,054)
Capitalized interest	42,418	42,418	—
Realized losses on interest rate swaps	122,592	116,880	5,712
Realized losses on cross currency rate swaps	11,600	11,600	—
Amortization of capitalized loan costs	(22,438)	(18,011)	(4,427)
Cash interest expense	$371,036	$315,615	$55,421

Teekay Parent Non-GAAP Reconciliations

($ thousands)	3Q ‘15	3Q ‘14	As Adjusted LTM June 2015	F2014	F2013	F2012
Net income (loss)	-5,916	-44,978	-159,272	-170,086	-238,912	-196,126
Income tax (expense) recovery	3,071	1,157	2,772	419	-5,105	-4,554
Depreciation and amortization	18,113	21,316	78,199	80,072	85,127	89,077
Interest expense, net of interest income	12,600	11,476	54,093	48,256	48,689	43,485

EBITDA	27,868	-11,029	-24,208	-41,339	-110,201	-68,118
Restructuring charges	—	434	9,095	7,970	2,774	6,450
Foreign exchange (gain) loss	-7,827	2,761	33,048	-1,375	-7,913	4,129
Asset impairments, loan loss provisions and net loss (gain) on sale of vessels and equipment	—	-1217	-935	-2,954	71,040	26,927
Amortization of in-process revenue contracts	-5,272	-6,920	-16,125	-26,319	-47,843	-60,104
Unrealized losses (gains) on derivative instruments	-257	-6,751	-4,600	20,478	-17,309	8,100
Realized losses on interest rate swaps	2,181	5,691	5,809	18,118	15,601	17,711
Realized losses on interest rate swap amendments and terminations	—	—	2,319	1,319	—	—
Write down of equity accounted investments	—	—	—	—	—	1,767
Items related to non-consolidated joint ventures	1,448	1,975	7,093	4,914	3,670	277
Distributions from daughters	45,294	43,650	185,702	174,070	157,038	151,297

Adjusted EBITDA	63,435	28,594	197,198	154,882	66,857	88,436

Interest expense, net of interest income	12,600	11,476	54,136	48,256	48,689	43,485
Realized losses relating to interest rate swaps	2,181	5,691	5,809	10,966	15,517	17,775

Net interest expense	14,781	17,167	59,945	59,222	64,206	61,260

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: November 6, 2015	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)